UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-36754

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TradeUP Securities Inc.

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

437 Madison Ave, 27th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Youqing Liu	6469785186	youqing.liu@tradeup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Forvis Mazars, LLP
(Name – if individual, state last, first, and middle name)

60 Crossways Park Drive West, Suite 301	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

10/16/2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Youqing Liu_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TradeUP Securities Inc._____, as of 12/31_____, 2 025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CFO

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



PUBLIC

TRADEUP SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

TRADEUP SECURITIES INC.

CONTENTS



Forvis Mazars, LLP
60 Crossways Park Drive West, Suite 301
Woodbury, NY 11797
forvismazars.us

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
TradeUP Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TradeUP Securities, Inc. (the “Company”) as of December 31, 2025 including the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company’s auditor since 2024.

Forvis Mazars, LLP

Forvis Mazars, LLP

Woodbury, New York
March 2, 2026

TRADEUP SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION

	December 31, 2025

ASSETS

Cash	$ 139,475,399
Cash segregated under federal regulations	113,287,787
Deposits with clearing organizations	80,621,220
Receivable from customers	1,071,809,649
Receivable from broker-dealers	4,763,804
Securities borrowed	2,875,693,320
Right of use asset	354,326
Office equipment, at cost (net of accumulated depreciation of $206,688)	70,632
Investment in the Depository Trust and Clearing Corporation	1,727,874
Securities owned, at fair value	69,769,547
Other assets	708,630
Total assets	$ 4,358,282,188

LIABILITIES AND STOCKHOLDER'S EQUITY

Payable to customers	$ 1,237,069,412
Payable to broker-dealers	12,915,755
Securities loaned	2,830,678,439
Due to Parent and Affiliates	12,030,969
Accrued expenses and other liabilities	8,578,275
Total liabilities	$ 4,101,272,850
Stockholder's equity	
Common stock, no par value; 2,500 shares authorized, issued and outstanding	$ 24,815
Additional paid-in-capital	135,800,000
Retained earnings	121,184,523
Total stockholder's equity	$ 257,009,338
Total liabilities and stockholder's equity	$ 4,358,282,188

See accompanying notes to financial statement.

1. Nature of Operations

Nature of Operations

TradeUP Securities Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), the New York Stock Exchange ("NYSE"), and the Municipal Securities Rulemaking Board ("MSRB"). The Company is a self-clearing broker-dealer and a member of the Depository Trust and Clearing Corporation ("DTCC"). The Company registered with Commodity Futures Trading Commission ("CFTC") on August 8, 2019. The Company's principal business is that of an online securities broker, whereby it executes orders on behalf of its customers and provides financing for such transactions. The Company also generates income through securities loaned transactions.

On July 12, 2019, the Company was acquired by Tiger Fintech Holdings, Inc. ("TFH"), a wholly owned subsidiary of parent Up Fintech Holding Limited.

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including agency transactions, securities lending, and principal transactions. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts disclosed in the financial statement. Actual results could differ from those estimates.

Cash and Cash Segregated under Federal Regulations

The Company is required to segregate cash for the exclusive benefit of customers, as defined by Rule 15c3-3 under the Securities Exchange Act ("SEA") of 1934. The Company continually reviews the credit quality of the financial institutions and has not experienced default. As a result, the Company does not have an expectation of credit losses for these arrangements.

Concentrations of Credit Risk

The Company maintains its cash balances in eight large financial institutions. These balances are insured by the Federal Deposit Insurance Corporation for up to $250,000 per institution. The Company is subject to credit risk to

2. Summary of Significant Accounting Policies (Continued)

the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from such counterparties. At December 31, 2025, the Company has approximately $246,214,000 in excess of the insured limits.

Depreciation

Office equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives (3-5 years) of the related assets.

Securities Transactions/Revenue Recognition

The Company has adopted FASB ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires following a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills in the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company receives transaction-based income from rebates or payments for order flow from executing brokers. Revenue from such transaction is recognized at a point in time, upon execution of securities transactions, which is when the company believes the performance obligation is satisfied.

The Company participates in stock lending activities with counterparties through master securities loan agreements. Each time a counterparty enters into a stock lending agreement, the Company charges stock loan income which is calculated based on an agreed upon rate and the value of the underlying securities. The Company believes that the performance obligation is satisfied over time based on contractual terms with counterparties. The Company also incurs stock loan expense in connection with securities borrowing transactions and in situations where the Company is required to pay a rebate or other financing charge to counterparties. Stock loan expense and Interest expense paid or accrued to counterparties are generally calculated based on an agreed-upon rate and the market value of the underlying securities over the term of the borrowing arrangement and is recognized over time as the related borrowing benefit is received, consistent with the contractual terms.

Interest income earned on bank deposits and securities owned are recorded on an accrual basis. Margin interest and interest charged to customers for securities sold short are recognized over time in accordance with the Company's customer account agreements.

Other income includes locate income and other fees charged to customers. Locate income is earned in connection with identifying and reserving securities in order to facilitate short sale transactions, which is recognized at a point in time, upon delivery. Other fees charged to customer are recognized at a point in time in accordance with the

2. Summary of Significant Accounting Policies (Continued)

Company's customer account agreements.

Securities owned at fair value are recorded on a trade date basis with realized and unrealized gains and losses on sale or maturity as well as accretion on treasury bills reflected in the Statement of Operations.

The 2025 opening and ending balances of contract assets and liabilities are as follows:

	December 31, 2025	January 1, 2025
Receivable from customers	$ 1,071,809,649	$ 1,030,832,340
Receivable from broker-dealers	$ 4,763,804	$ 4,342,169
Securities borrowed	$ 2,875,693,320	$ 2,982,007,204
Payable to customers	$ 1,237,067,412	$ 1,180,328,994
Payable to broker-dealers	$ 12,915,755	$ 1,938,412
Securities loaned	$ 2,830,678,439	$ 2,961,598,500

Income Taxes

On July 12, 2019, the Company was acquired by TFH and converted to C Corporation status on that date.

As of and for the period ended December 31, 2025, the Company files its income tax returns as a wholly owned subsidiary of TFH. All tax effects of the Company's income or loss are included in the tax returns of TFH. However, the Company computes its tax provision as if it were filing a return on a modified separate return basis.

The Company's management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, compliance with U.S. Federal, U.S state and foreign tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

At December, 31, 2025, the Company recognized a deferred tax liability of $305,687 in its statement of financial condition primarily related to unrealized gain on securities owned.

Also, see note 10.

The Company's income tax returns for tax years 2022 through 2024 are subject to examination by tax authorities.

Credit Loss on Financial Instruments

The Company applies FASB ASC Topic 326 – Credit Losses: Measurement of Credit Losses on Financial Instruments. This guidance requires entities to use a current expected credit loss impairment model based on expected losses rather than incurred losses. Under this model, an entity would recognize an impairment allowance equal to its current estimate of all contractual cash flows that the entity does not expect to collect from financial assets measured at amortized cost within the scope of the standard. The Company considers factors such as historical experience, credit quality, age of balance and current and future economic conditions that may affect the

2. **Summary of Significant Accounting Policies (Continued)**

Company's expectation of the collectability in determining the allowance for credit losses. Management does not believe that an allowance is required as of December 31, 2025.

Securities Borrowed and Loaned

Securities borrowed and loaned result from transactions with other brokers, dealers or financial institutions. These transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require us to provide the counterparties with cash collateral. The Company receives collateral in the form of cash in an amount generally in excess of their fair value of the securities loaned. All securities borrowed and loaned transactions have an open contractual term and, upon notice by either party, may be terminated within two business days. The Company manages risks associated with its securities lending and borrowing activities by requiring credit approvals for counterparties, by monitoring the market value of securities loaned and collateral values for securities borrowed on a daily basis and requiring additional cash as collateral for securities loaned or return of collateral for securities borrowed when necessary. The Company's securities lending transactions are subject to enforceable master netting arrangements with other broker-dealers, however, the Company does not net securities lending transactions in the Statement of Financial Condition. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for securities borrowed receivables. The Company's Management has determined that no credit loss reserves are necessary at December 31, 2025.

At December 31, 2025, approximately $32,599,000, consisting of cash, has been collateralized for the benefit of retail clients in connection with fully-paid securities lending activities, and is included in the Statement of Financial Condition in securities borrowed.

Outstanding balances for rebates earned or paid on securities borrowing or lending transactions are shown in Payables to broker dealers (netted) on the Statement of Financial Condition.

3. **Securities Owned, at Fair Value**

At December 31, 2025, securities owned, at fair value, consists of the following:

Securities Owned, at fair value

	Owned
U.S. Government securities	$ 69,387,053
Corporate stocks & equity securities	$ 382,494
	$ 69,769,547

4. **Fair Value of Financial Instruments**

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. Inputs are broadly defined as assumptions that market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

4. **Fair Value of Financial Instruments (Continued)**

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A market is active if there are sufficient transactions on an ongoing basis to provide current pricing information for the asset or liability, pricing information is released publicly, and price quotations do not vary substantially either over time or among market makers. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.

As of December 31, 2025, the Company's investments are classified as follows:

	Level 1	Level 2	Level 3	Total
U.S. Government securities	$ 69,387,053	$ -	$ -	$ 69,387,053
Publicly traded common stock	$ 382,494	$ -	$ -	$ 382,494
Investment in the DTCC	$ -	$ -	$ 1,727,874	$ 1,727,874
Total	$ 69,769,547	$ -	$ 1,727,874	$ 71,497,421

Securities that trade in active markets and are valued using quoted market prices, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency are classified within Level 1 of the fair value hierarchy.

At December 31, 2025, the Investment in Depository Trust and Clearing Corporation was categorized as a Level 3 privately held investment. The price was determined based on the formula set forth in the shareholder's agreement.

At December 31, 2025, securities owned, at fair value were based upon quoted market prices in active markets. These are categorized as Level 1 in the fair value hierarchy.

5. **Receivables from and Payables to Customers**

Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for the receivables.

Included in receivables from and payables to customers at December 31, 2025, are related party balances as follows:

	December 31, 2025
Receivable from Affiliates' Omnibus accounts	1,009,181,569
Payables to Affiliates' Omnibus accounts	1,009,047,963

6. Receivables from and Payables to Broker-Dealers

Amounts receivable from and payable to broker-dealers at December 31, 2025 consist of the following:

	Receivable	Payable
Deposits	$ 1,082,832	$ -
Securities failed to deliver/receive	$ 50,467	$ 759,666
Stock loan rebates payable	$ -	$ 2,664,724
Stock option rebates receivable	$ 3,347,607	$ -
Other	$ 282,898	$ 9,491,365
	$ 4,763,804	$ 12,915,755

Securities failed to deliver or receive represent the contract value of the amount failed to be received or delivered as of the date of the Statement of Financial Condition.

Other amounts payable to broker-dealers above represent credit balances for the proprietary accounts of foreign broker-dealers.

7. Office Equipment

Office equipment consists of the following:

Office equipment	$ 277,320
Less: accumulated depreciation	$ (206,688)
	$ 70,632

8. Bank Line of Credit

The Company has a credit line of $20,000,000 under a brokerage credit agreement of which $20,000,000 was available at December 31, 2025. Borrowing under the credit line incurs interest, payable monthly at a floating rate that is geared toward prime. Borrowings are due on demand and secured by customer securities pledged by the Company. There was no drawing against the credit line, and no customer securities pledged in connection with the credit line, during 2025 or on December 31, 2025.

9. Financial Instruments with Credit Risk and Other Off-Balance-Sheet Risk

In the normal course of business, the Company executes, as an agent, securities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

In the normal course of business, the Company may pledge or deliver customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event that the counterparty is unable to meet its contracted obligation and return customer securities pledged as collateral, the Company may be obligated to purchase the security in order to return it to the owner. In such circumstances, the Company may incur a loss up to the amount by which the market value of the security exceeds the value of the loan or other collateral received or in the possession and control of the Company.

9. Financial Instruments with Credit Risk and Other Off-Balance-Sheet Risk (Continued)

At December 31, 2025, the Company collateralized $124,722,000 customer securities to fulfill the margin requirement of the Options Clearing Corporation (the "OCC").

The Company has a nationwide retail customer base. The Company conducts business with brokers and dealers, clearing organizations and depositories that are primarily located in the New York area. The majority of the Company's transactions and, consequently, the concentration of its credit exposures, are with customers, broker-dealers and other financial institutions in the United States of America. These transactions result in credit exposure in the event that the counterparty fails to fulfill its contractual obligations.

The Company monitors the required margin and collateral levels daily in compliance with regulatory and internal guidelines and controls its risk exposure on a daily basis through financial, credit and legal reporting systems.

Pursuant to such guidelines, the Company may require customers to deposit additional cash or collateral, or to reduce positions, when deemed necessary. Accordingly, management believes that it has effective procedures for evaluating and limiting the credit and market risks to which it is subjected.

The Company may be exposed to off-balance sheet risk from the potential inability of customers or other counterparties to meet the terms of their contracts in connection with the clearance and settlement of securities. With respect to these activities the Company may be obligated to purchase the identical securities in the open market at prevailing prices in the event of non-performance by the customer or counterparty. At December 31, 2025, the fair value of securities failed to receive was $759,666, which is included in Payables to Broker-dealers in the Statement of Financial Condition.

10. Related Party Transactions

The Company is party to an Expense Sharing Agreement with US Tiger Securities, Inc. (US Tiger). Under this agreement, US Tiger will make available certain of its employees to the Company, and the Company will pay US Tiger for its allocated share of the compensation to those employees. The amount of approximately $1,191,000 is payable to US Tiger for the year ended December 31, 2025 and included in Due to parent and affiliates in the accompanying Statement of Financial Condition.

The Company also entered into an expense sharing agreement with its affiliate, Tiger Fintech Hong Kong Limited, whereby the cost of certain employees based in Hong Kong are allocated to the Company.

In addition, the Company is party to a Master Securities Lending Agreement ("MSLA") with four affiliates. Under the agreements, the Company borrows certain securities from its affiliates' omnibus customer accounts and lends those securities to counterparties. The Company shares the revenue received from securities lending with the affiliates. The amount of approximately $435,235 from such revenue is payable to affiliates for the year ending December 31, 2025 and included in accrued expenses and other liabilities in the accompanying Statement of Financial Condition. At December 31, 2025, approximately $1,314,000,000, consisting of cash, has been collateralized for the benefit of affiliates in connection with fully-paid securities lending activities, and is included in the Statement of Financial Condition in securities borrowed.

The Company entered into a Technical Service Contract with its affiliate, Beijing XiangShangYiXin Technology Co., LTD on January 1, 2025.

The Company is party to a license agreement with its affiliate, TradeUp Inc.

10. Related Party Transactions (Continued)

The Company is reporting income taxes under a consolidated filing of TFH. At December 31, 2025, the Company has a payable to TFH related to the tax provision of approximately $342,000 which is included in due to Parent and Affiliates on the Statement of Financial Condition.

In November 2025, the company renewed a promissory note to secure a $10,000,000 loan from TFH at an annual percentage yield (APY) of 5% with an original maturity in November 2026.

The Company's operations and financial position could differ from those that would have been obtained if these entities were unrelated.

Also see notes 2 and 5.

11. Commitments

The Company renewed its Roseland, New Jersey lease agreement effective January 1, 2024 through December 31, 2026. Additionally, the Company entered into a new lease agreement in Winter Park, Florida effective April 15, 2025 through October 31, 2026.

As of December 31, 2025, future minimum lease rental payments are as follows:

Year ending December 31		Commitment
2026	$	367,698
Total	$	367,698

Reconciliation of lease commitment (undiscounted) to lease liabilities included in Accrued expenses and other liabilities in the accompanying Statement of Financial Condition:

Total lease commitments	$	367,698
Imputed interest	$	(13,372)
Lease liabilities	$	354,326

The discount rate used to calculate the present value of future minimum lease payments was 5%.

The Company in the normal course of business entered into one non-cancellable service contract for data processing technology which has an expiration date of December 31, 2028.

At December 31, 2025, future minimum payments are due for each year ending December 31 as follows:

Year 1 - 2026	$	2,040,500
Year 2 - 2027	$	218,500
Year 3 - 2028	$	218,500
Total	$	2,477,500

12. Concentration

During the year ended December 31, 2025, the Company earned 45% of commission income from two clients, which are affiliate omnibus accounts. The Company earned 62% of interest income from one foreign affiliate and two financial institutions. The Company earned 89% of transaction-based income from two executing brokers.

At December 31, 2025, 94% of balances receivable from customers is due from two customers, which are affiliate omnibus accounts.

At December 31, 2025, 81% of balances payable to customers is due to two customers, which are affiliate omnibus accounts.

13. Regulatory Requirements

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1). Under this rule the Company has elected to operate under the "alternate method" whereby the Company is required to maintain minimum "net capital" of $250,000 or 2% of "aggregate debit items" arising from customer transactions whichever is greater, as these terms are defined. At December 31, 2025, the Company had net capital of $253,654,595, which was $227,811,267 in excess of its required net capital of $25,843,328. The Company's ratio of net capital to aggregate debit balances was 0.1963 to 1.

The Company is subject to Rule 15c3-3 of the SEC which requires segregation of funds in a special reserve account for the exclusive benefit of customers and PAB accounts (Rule 15c3-3). At December 31, 2025, the Company had segregated cash of approximately $113,288,000 under Rule 15c3-3, which was comprised of approximately $100,560,000 reserved for customers, and $12,728,000 reserved for PAB accounts.

In addition, as an introducing-broker regulated by the NFA, the Company is required to maintain adjusted net capital (as defined by CFTC Regulation 1.17) equivalent to or in excess of $250,000 or the minimum net amount required by the Rule, whichever is greater. At December 31, 2025, the Company had net capital of $253,654,595, which was $227,811,267 in excess of its required net capital of $25,843,328.

14. Contingencies and Other Matters

In the normal course of business activities, the Company is subject to regulatory examinations, various legal actions and cybersecurity threats. These matters could result in censures, fines, sanctions, legal settlements and other costs. As of the date that these financial statement was available to be issued, the Company is not aware of any matters that are expected to have a material adverse effect on its financial position or results of operations.

15. Subsequent Events

The Company has evaluated subsequent events for potential recognition and disclosure through the date that these financial statement was issued and has not identified any subsequent events that required adjustment or disclosure.